Exhibit (a)(1)(B)

LAUNCH EMAIL ANNOUNCING

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR NEW AWARDS

(From Michael Parham)

Date: November 3, 2016

To: Eligible Participants

I am pleased to announce that RealNetworks, Inc. officially launched its Offer to Exchange Certain Outstanding Options for New Awards on November 3, 2016. The offer will be conducted on the terms described below and contained in the related offer documents.

An option to purchase shares of RealNetworks common stock will be considered eligible for exchange pursuant to the offer if:

i)	The option was granted under RealNetworks’ 2005 Stock Incentive Plan, 2000 Stock Option Plan, or 1996 Stock Option Plan, each as amended and restated;

ii)	The option has an exercise price per share that is at least $4.33 and greater than the closing price of our common stock on the NASDAQ Global Select Market as of the date the offer expires; and

iii)	The option remains outstanding and unexercised on the expiration date of the offer, which we currently expect will be December 6, 2016.

An individual is eligible to participate in the offer if he or she is an employee or other service provider of RealNetworks or one of its subsidiaries as of the start of the offer whose principal work location is in the United States, Austria, Canada, China, Croatia, India, Indonesia, Japan, Korea, the Netherlands, the Philippines, Portugal, Spain, or the United Kingdom, and remains so through the grant date of the new awards, which we currently expect to be December 6, 2016. However, the RealNetworks Chief Executive Officer and members of the RealNetworks Board of Directors are not eligible to participate in the offer and are not eligible participants.

Eligible options that are held by eligible participants and that are cancelled in the offer will be exchanged for the grant of new options, except that any eligible participants who are employed or providing services to Beijing Rui Ao Shi Technology Co., Ltd. and subject to the People’s Republic of China’s State Administration of Foreign Exchange regulations who participate in the offer will not be granted new options but instead will receive cash-settled stock appreciation rights.

AVAILABLE INFORMATION

Personalized information regarding your eligible options is available at the RealNetworks offer website at http://www.equitytool.com/realnetworks. The offer website also contains detailed information regarding the offer and the election form to participate in the offer. In addition, the offer website contains a copy of the official Schedule TO, which is the document filed with the Securities and Exchange Commission that contains all of the relevant information related to the offer. We urge you to read the Schedule TO and the related exhibits carefully and to ask questions, if needed, to make a decision whether or not to participate in the offer.

To access the offer website at http://www.equitytool.com/realnetworks, log into the offer website using the login instructions that shortly will be provided to you via email.

All the documents necessary to make your election are available on the offer website; however, for your convenience, attached to this email are the following key documents related to the offer:

•	the Offer to Exchange Certain Outstanding Options for New Awards (the “Offer to Exchange”); and

•	an election form and the related instructions.

Please read and carefully consider all of this information. If you are not able to access the offer website, additional copies of the offering materials, election form and other relevant documents are available by contacting Stock Plan Administration by email at stock@realnetworks.com.

NEXT STEPS

Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisers to weigh the benefits and risks involved in participating in the offer.

If you choose to participate in the offer, you will need to deliver a completed election via the RealNetworks offer website at http://www.equitytool.com/realnetworks or via Stock Plan Administration by email at stock@realnetworks.com or by facsimile at (206) 674-2593 on or before 9:00 p.m., U.S. Pacific Time, on December 6, 2016 (unless the offer is extended).

If RealNetworks has not received any properly completed, signed and dated election form from you before the offer expires, you will have rejected this offer and you will keep your current stock options. A copy of the election form is included in the offer documents as well as attached to this email.

If you change your mind about accepting the terms of the offer with respect to any or all of your eligible options after you have submitted an election form, you should submit a new election form. The election form is included in the offer documents and attached to this email. We must receive your properly completed and submitted election form by the expiration date, currently expected to be 9:00 p.m., U.S. Pacific Time, on December 6, 2016.

KEY DATES TO REMEMBER

November 3, 2016	–	The commencement date of the offer.

November 7, 2016 – December 6, 2016	–	Informational sessions and materials for eligible employees regarding the details of the offer and the process for participation. More information about the sessions will be posted on RNN and distributed to all offices.

December 6, 2016 (unless Offer is extended):	–	The offer expires at 9:00 p.m., U.S. Pacific Time (unless extended).

	–	The eligible options that have been tendered for exchange will be cancelled.

	–	The new awards will be granted.

For general questions concerning this offer, please contact Stock Plan Administration by email at stock@realnetworks.com.

Michael Parham

Senior Vice President, General Counsel and Secretary